Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

LOUD Technologies Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 33-98720 and 333-107060) on Form S-8 of LOUD Technologies Inc., of our report dated March 27, 2006, with respect to the consolidated balance sheets of LOUD Technologies Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, shareholders’ equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2005, which report appears in the December 31, 2005 annual report on Form 10-K of LOUD Technologies Inc.

/s/ KPMG LLP

Seattle, Washington
March 27, 2006